SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC  20549


                          SCHEDULE 13D
                         (Rule 13d-101)

         UNDER THE SECURITIES EXCHANGE ACT OF 1934 <FN1>

                        (Amendment No. 2)

                    NEON Communications, Inc.
-----------------------------------------------------------------

                        (Name of Issuer)

             Common Stock, $.01 par value per share
-----------------------------------------------------------------

                 (Title of Class of Securities)

                         640  506  10 1
-----------------------------------------------------------------

                         (CUSIP Number)

  Jeffrey C. Miller, Esq., Northeast Utilities Service Company,
   107 Selden Street, Berlin, Connecticut 06037 (860) 665-3532
-----------------------------------------------------------------

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        October 23, 2001
-----------------------------------------------------------------

     (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-
1(e), 13d-1(f) or 13d-1(g), check the following box        .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7 for other parties to whom copies are to be sent.

This amended Schedule 13-D is filed in respect of the Schedule 13-
D originally filed by Northeast Utilities on September 26, 2000, for the limited purpose of correcting incorrect percentages reported in
Item 5 on Amendment No. 1 to such form filed November 9, 2000 and to reflect the subsequent acquisition of convertible securities from the issuer and the disposition of 650,000 shares.


1  NAMES OF REPORTING PERSONS          Mode 1 Communications, Inc.
I.R.S. IDENTIFICATIN NO. OF ABOVE
PERSONS (ENTITIES ONLY)                06-1455488

2 CHECK APPROPRIATE BOX IF A           (a)
MEMBER  OF A GROUP                     (b) X

3 SEC USE ONLY

4 SOURCE OF FUNDS

Acquisition of convertible securities used funds contributed to Mode 1 Communications, Inc., (Mode 1) by its ultimate parent Northeast Utilities (NU).

5  CHECK IF DISCLOSURE OF LEGAL PROCEEDING
IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF
ORGANIZATION                          Connecticut

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER                 None

8   SHARED VOTING POWER               17,987,717

(see Item 5)

9   SOLE DISPOSITIVE POWER            None

10  SHARED DISPOSITIVE POWER          6,624,037
                                     (see Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY
OWNED BY EACH REPORTING PERSON        6,624,037

12  CHECK IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES   /X/ The amount in Line 11
                                      excludes 11,363,680 shares
                                      of which Mode 1 disclaims
                                      beneficial ownership. <FN2>

13  PERCENT OF CLASS REPRESENTED BY
AMOUNT IN ROW (11)                    68.8%

14  TYPE OF REPORTING PERSON          CO

CUSIP No. 640 506 10 1

1  NAMES OF REPORTING PERSONS         NU Enterprises, Inc.

I.R.S. IDENTIFICATION NO. OF ABOVE
PERSONS (ENTITIES ONLY)               06-1533877

2  CHECK APPROPRIATE BOX IF A MEMBER  (a)
OF A GROUP                            (b)  X

3  SEC USE ONLY

4  SOURCE OF FUNDS                    None

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF
ORGANIZATION                          Connecticut

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER                 None

8   SHARED VOTING POWER               17,987,717 (see item 5)

9   SOLE DISPOSITIVE POWER            None

10  SHARED DISPOSITIVE POWER          6,624,037 (see Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY
OWNED BY EACH REPORTING PERSON        6,624,037

12  CHECK BOX IF THE AGGREGATE        /X/  The amount in Line 11
AMOUNT IN ROW (11) EXCLUDES           excludes 11,363,680 shares
CERTAIN SHARES                        of which NU Enterprises,
                                      Inc. (NUEI) disclaims
                                      beneficial ownership.<FN3>

13  PERCENT OF CLASS REPRESENTED BY
AMOUNT IN ROW (11)                   68.8%

14  TYPE OF REPORTING PERSON         CO

CUSIP No. 640 506 10 1

1  NAMES OF REPORTING PERSONS       Northeast Utilities
I.R.S. IDENTIFICATION NO. OF ABOVE
PERSONS (ENTITIES ONLY)             04-2147929

2  CHECK APPROPRIATE BOX IF A       (a)
MEMBER OF A GROUP                   (b) X

3  SEC USE ONLY

4  SOURCE OF FUNDS                 None

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF         Massachusetts
ORGANIZATION

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER              None

8   SHARED VOTING POWER             17,987,717 (see item 5)

9   SOLE DISPOSITIVE POWER          None

10  SHARED DISPOSITIVE POWER        6,624,037 (see Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY
OWNED BY EACH REPORTING PERSON      6,624,037

12   CHECK BOX IF THE AGGREGATE     /X/ The amount in Line 11
AMOUNT  IN ROW (11) EXCLUDES        excludes 11,363,680 shares
CERTAIN SHARES                      of which Northeast Utilities
                                    disclaims beneficial
                                   ownership. <FN3>

13  PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)              68.8 %

14  TYPE OF REPORTING PERSON       CO

Item 1.  Security and Issuer.

(a) Class:
     Common Stock, par value $.01 per share

(b) Name  of Issuer:
    NEON Communications, Inc.

(c) Address of Issuer's Principal Executive Office:
    2200 West Park Drive, Westborough, Massachusetts 01851

Item 2.  Identity and Background.

     SEE ORIGINALLLY FILED SCHEDULE FOR RESPONSES TO ITEM 2

Item 3.  Source and Amount of Funds or Other Consideration.

     On June 15, 2001, Mode 1 purchased an 18% subordinated convertible note due 2008 in the aggregate principal amount of $15,000,000, directly from the issuer, using cash contributed to it by its ultimate parent, NU. The note is convertible into 2,500,000 share of common stock of the issuer.

Item 4.  Purpose of Transaction.

           None

Item 5.  Interest in Securities of the Issuer.

(a) and (b). The following table sets forth the aggregate number of shares and percentages of the outstanding shares of common stock of NEON Communications, Inc. (NEON) beneficially owned by Mode 1, and through Mode 1, by NU and NUEI, and by each executive officer, director and controlling person, if any, of Mode 1, NU and NUEI, and, with respect to the knowledge of Mode 1, NU and NUEI, each other party who may be deemed together with Mode 1 to constitute a group. Any of the aforementioned persons whose names do not appear in the table below do not beneficially own any shares of Common Stock of NEON. Except as otherwise noted, each person listed has sole voting and dispositive power over all shares listed opposite its name.


                         Number of shares          Percentage of
Name of Person           beneficially owned        outstanding shares+

Mode 1
   Communications, Inc.  17,987,717*#@            68.8%

Exelon Ventures Corp.    13,531,917*              51.77%

Consolidated Edison
   Communications, Inc.  13,531,917*              51.77%

New England Business
Trust                    11,079,839#              42.39%

     NUEI owns all of the issued and outstanding shares of Mode
1, and NU owns all of the issued and outstanding shares of NUEI.
Therefore, NU and NUEI are indirect beneficial owners of all of the Shares owned by Mode 1 and share dispositive power to 6,624,037 shares.

     Pursuant to Section 13(d)(3) under the Securities Exchange
Act, Consolidated Edison Communications, Inc. (CEC), Exelon Ventures Corp.(Exelon) and Mode 1 may be deemed to beneficially own the shares of Common Stock of NEON owned by the others (aggregate of 13,531,917 shares) as result of the limited agreement as to voting described in Item 6, below.

      Pursuant to Section 13(d)(3) under the Securities Exchange
Act, New England Business Trust and Mode 1 may be deemed to beneficially own the shares of Common Stock of NEON owned by the other (aggregate of 11,079,839 shares) as result of the limited agreement as to voting described in Item 6, below.

     According to NEON's most recent Annual Report on Form 10-K, two directors of Mode 1 have legal or beneficial ownership of NEON common stock, as described below:

Gary D. Simon beneficially owns 18,896 shares.

John H. Forsgren beneficially owns 18,895 shares.

________________
+ Percentages are based on an total aggregate of non-diluted shares of 21,335,061 as of June 30, 2001, as supplied by NEON on its quarterly report on Form 10Q, plus an additional 4,800,000 shares issuable upon conversion of notes held by Mode 1 and by Exelon.

*Shared voting power as to 13,531,917 shares among Mode 1, Exelon and CEC, for the limited purpose described in Item 6, below. Includes 2,500,000 shares issuable upon conversion by Mode 1 of a note issued by NEON and 2,300,000 shares issuable upon conversion by Exelon of a note issued by NEON.

# Shared voting power as to 11,079,839 shares for the limited purpose described in Item 6, below. Includes 2,500,000 shares issuable upon the conversion by Mode 1 of the note issued by NEON.

@ Shared voting and dispositive power with NU and NUEI as to
6,624,038 shares owned by Mode 1. Includes 2,500,000 shares
issuable upon the conversion by Mode 1 of the note issued by NEON.
________________

(c) On June 15, 2001, Mode 1 purchased an 18% subordinated convertible note due 2008 in the aggregate principal amount of $15,000,000, on which note the principal balance is convertible into shares of common stock of NEON at $6.00 per share, or an aggregate 2,500,000 shares.

      On August 20, 2001, Mode 1 disposed of 650,000 shares of common stock of NEON through contribution to Northeast Utilities
Foundation, Inc. on August 20, 2001.

     On August 10, 2001, Exelon Enterprises Management, Inc.
purchased an 18% subordinated convertible note due 2008 in the aggregate principal amount of $11,500,000, on which note the principal balance is convertible into shares of NEON common stock at $5.00 per share, or an aggregate of 2,300,000 shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

Mode 1, Exelon, CEC (each referred to herein as a "Stockholder" and in the aggregate as "Stockholders") and NEON Communications, Inc. ("NEON") are parties to a Stockholders' Agreement dated as of September
14, 2000 (the "September Stockholders' Agreement") under which the Stockholders agreed to vote all of the shares of Common Stock of NEON owned by them or over which any of them have voting control, so as to fix the numbers of directors of NEON at nine, to elect two directors designated by Mode 1 initially John H. Forsgren and Gary D. Simon, one director designated by Exelon, initially Robert A. Shinn, and one member designated by CEC, initially Peter A. Rust. Each of the Stockholders also agreed not to vote to remove any director designated by any of the other Stockholders, except for bad faith or willful misconduct. Mode 1's right to designate two directors shall be reduced to one in the event its stock ownership is reduced below certain specified levels.

On August 10, 2001, the Stockholders amended the September
Stockholders' Agreement to delete a provision under which each Stockholder had granted the other Stockholders on a pro rata basis certain rights of first offer with respect to any transfers of shares of common stock of NEON owned by it.

On August 30, 2001, Exelon designated Gregory A. Grucchi to serve as its designee on the NEON Board of Directors in place of Robert A. Shinn.

In addition, under a certain FiveCom, Inc. Principal Stockholders
Agreement (the "CMP Agreement"), dated May 28, 1998 between NU and Central
Maine Power Company ("CMP"), Mode 1 and NEON have certain rights to acquire shares of NEON owned by CMP and NEON has certain rights to acquire its shares owned by Mode 1, in each case in the event of a third party offer and upon the occurrence of certain bankruptcy and insolvency events.

As of October 19, 2000, the CMP Agreement was amended by a First Amendment to Northeast Optic Network, Inc. Principal Stockholders Agreement. This amendment added Mode 1 and New England Business
Trust, an indirect wholly-owned subsidiary of CMP, as parties to the CMP Agreement. The purpose of this amendment was to (i) allow the resale of shares held by the parties pursuant to Rule 144 under the Securities Act of 1933 and (ii) to agree among the parties as to voting of shares for directors. The amendment states that parties to the CMP Agreement agree to vote their shares so as to fix the number of directors of NEON at nine (9), and to elect (i) two members designated by NU, initially John H. Forsgren and Gary D. Simon and
(ii) two members designated by NEBT, initially Michael McClain and Michael I. German. Each of the parties also agreed not to vote to remove any director designated by the other party, except for bad faith or willful misconduct. Each party's right to designate two directors is reduced to one in the event its stock ownership is reduced below certain specified levels.

Item 7.  Material to be Filed as Exhibits.

Exhibit A: Stockholders' Agreement dated September 14, 2000* Exhibit B: FiveCom, Inc. Principal Stockholders Agreement* Exhibit C: First Amendment to Northeast Optic Network, Inc.
           Principal Stockholders Agreement*
Exhibit D: Amendment No. 1 to Stockholders' Agreement dated
August 10, 2001

* Previously filed
_________________
<FN1>   The  remainder of this cover page shall be filled out for
a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

<FN2> Includes 6,907,879 shares beneficially held by others who, together with Mode 1 Communications, Inc., may be held to constitute a group, and 4,455,801 shares beneficially held by others who, together with Mode 1 Communications, Inc., may be held to constitute a group.

<FN3>  Includes 6,907,879 shares beneficially held by others who may be held to constitute a group of which subsidiary is a member and 4,455,801 shares beneficially held by others who may be held to constitute a group of which subsidiary is a member.


                           SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                October 23, 2001


                                /s/ David R. McHale
                                   Name: David R. McHale
                                   Title: Vice President and Treasurer
                                   of Northeast Utilities,
                                   on behalf of itself and its
                                   subsidiaries, NU Enterprises Inc.
                                   and Mode 1 Communications, Inc.